Stephen T. Adams 617.570.1121 sadams@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 2, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Perry J. Hindon

Re:	DayStar Technologies, Inc.
Registration Statement on Form S-B2 and Amendment No. 1 to Registration Statement on Form S-B2
Filed February 20, 2007 and February 26, 2007
Registration No. 333-140803

Ladies and Gentlemen:

This letter is being furnished on behalf of DayStar Technologies, Inc. (the “Company”) in response to comments contained in the letter dated March 16, 2007 (the “Letter”) from Perry J. Hindon of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stephan DeLuca, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-B2 (the “Registration Statement”) that was filed with the Commission on February 20, 2007 and the Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed with the Commission on February 26, 2007.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter are being sent under separate cover to Jay Mumford of the Commission.

General

1. It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4). Under that rule, equity securities offered by or on behalf of the registrant cannot be sold as an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. Please advise us why you believe your offering does meet these requirements.

Securities and Exchange Commission

April 2, 2007

RESPONSE:

The Company believes that the Registration Statement covers shares issued for resale and is not registering shares in connection with a primary offering by or on behalf of the issuer. Therefore, this offering is a “true” secondary offering and Rule 415 should be available to register the resale of these shares. Following is a brief summary of the series of transactions that resulted in the issuance of the shares included in the Registration Statement.

Original Debt Financing. In May 2006, the Company entered into a series of agreements with Castlerigg Master Investments, Ltd. (“Castlerigg”) pursuant to a private placement transaction providing for, among other things, the issuance of a senior convertible note (the “Note”) for aggregate proceeds of $15 million and warrants (the “Original Warrants”) to purchase 1,333,334 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). In the Securities Purchase Agreement dated as of May 25, 2006 by and between Castlerigg and the Company (the “Securities Purchase Agreement”), Castlerigg represented and warranted to the Company that as the “Buyer” it was acquiring the Note and Original Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. On June 8, 2006, as required by its agreements with Castlerigg, the Company filed a registration statement on Form S-3 (SEC File No. 333-134825) registering 1,695,652 shares of common stock issuable upon conversion of the Note or as payment of principal due under the Note. The Company also registered an additional 75,732 shares issuable as interest in respect of the Note. The $15 million Note was originally convertible into Common Stock at a conversion price of $11.50 per share, subject to antidilution adjustments. At the initial conversion price, the Company registered sufficient shares to fully convert the Note into Common Stock and to pay the interest due under the Note. Castlerigg did not convert the Note and held it continuously until January 2007.

From May 2006 through January 2007, the Company’s stock price generally fell. Additionally, the Company was not able to access the capital markets during this period due to restrictive covenants in the Note. Because the Company could not access the capital markets, it paid interest and principal on the Note in shares of Common Stock that had been registered for resale. As noted above, during this period the price of the Company’s stock was falling, requiring the Company to issue substantially more shares than initially anticipated in order to meet the required principal and interest payments. The Company attempted to restructure the Note, but, as noted in the Company’s Current Report on Form 8-K filed on December 7, 2006, Castlerigg unilaterally terminated these discussions. In early January the Company failed to make required payments of interest and principal payments due under the Note, retained bankruptcy counsel and was on the verge of declaring bankruptcy.

Securities and Exchange Commission

April 2, 2007

Sale of the Note and Agreement to Convert the Note. In January 2007, Castlerigg reinitiated discussion with the Company regarding the Note. As a result of these discussions, Castlerigg agreed to sell the Note to LC Capital Master Fund, Ltd. and a related fund, LC Capital / Capital Z SPV, LP (together, “LC Capital”), independent third parties. The Company did not receive any proceeds from the sale of the Note by Castlerigg to LC Capital. In order to induce Castlerigg to sell the Note, the Company issued Castlerigg warrants to purchase an additional 317,394 shares of the Company’s Common Stock. LC Capital understood that the restrictive covenants in the Note were blocking the Company’s access to the capital markets. LC Capital agreed to automatically convert the Note into Common Stock (thereby removing the restrictive covenants) in the event the Company could raise additional capital. LC Capital agreed that the mandatory conversion price would be equivalent to the price paid by a third party investor purchasing Common Stock. The conversion price adjustment was consistent with the antidilution protection already contained in the Note as negotiated by Castlerigg in May 2006. As discussed below, the Company was able to sell 2,500,000 additional shares at a price of $2.00 per share. Thus, the outstanding principal of $6,064,268 and interest due under the Note of $36,138 was exchanged for 3,050,203 shares of Common Stock. Due to the previously negotiated antidilution provisions of the Note, even though the principal outstanding under the Note was less than one-half the original amount, the number of shares required to be issued to satisfy the obligation was almost double that originally anticipated as being necessary to satisfy the entire $15 million Note. All proceeds from the resale of the shares received by LC Capital upon conversion are solely for its own account, not that of the Company and will be retained by the selling shareholders. Except for the ownership of the Note (and the Common Stock acquired upon conversion of the Note), LC Capital has never had any material relationship with the Company and does not have any material relationship with Castlerigg or the Company’s New Investors (as defined below).

Sale of Shares to New Investors. As noted above, once there was an agreement to remove the restrictive covenants of the Note, the Company was again able to access the capital markets. In January 2007, the Company entered into an agreement to sell shares of Common Stock to a group of investors at a purchase price of $2.00 per share. The new investors were Millennium Partners, L.P., Phoenix Partners LP, Phaeton International (BVI) Ltd. and Prex Capital Partners, LLC (the “New Investors”). The New Investors purchased 2,500,000 shares from the Company, yielding gross proceeds to the Company of $5 million. Prior to this purchase of shares, none of the New Investors had any material relationship with Castlerigg or LC Capital. Phoenix Partners and Phaeton Partners are related entities in a fund complex that together purchased 750,000 shares for $1.5 million. One of the managing members of Prex Capital Partners, LLC has acted as an informal, unpaid consultant to the Company in the past. Other than the relationship discussed in the previous two sentences, there are no formal relationships amongst the New Investors or amongst the New Investors and the Company.

Securities and Exchange Commission

April 2, 2007

All of these shares were issued and the transactions closed after NASDAQ issued the Company an exemption from the shareholder approval requirements set forth in NASDAQ Marketplace Rule 4350. NASDAQ issued this exemption after finding that the delay in securing shareholder approval would have seriously jeopardized the financial viability of the Company. Since the transaction was announced, the stock price has more than doubled, signaling the market’s understanding that the transaction in question was in the Company’s best interest.

The Commission has articulated a six part test to determine whether a secondary offering is treated as a primary offering, i.e. the selling shareholders are actually underwriters selling on behalf of the issuer. We understand that consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The limited circumstances under which the staff has taken the position that an offering styled as a secondary offering is really a primary offering made on behalf of the issuer entail situations in which the selling shareholders were actually acting as a conduit for the issuer.

The following is a summary of the facts and circumstances surrounding the offering of the shares and how they relate to the six part test set forth above.

Length of Holding Period

As discussed above, LC Capital acquired its 3,050,203 shares upon conversion of the Note in February 2007. However, the Note was a convertible Note originally sold by the Company in May 2006. The shares expected to be issued upon conversion of the Note were originally registered for resale in June 2006. The severe effect of the antidilution covenants in the Note caused the Company to issue additional shares upon conversion of the Note in connection with the new equity raise from the New Investors, and these shares are part of the pending Registration Statement on Form SB-2. We believe it is appropriate to view the sale date of these shares to be May 2006, when the Company received consideration for the Note. Since this sale occurred more than six months prior to the sale of shares to the New Investors it falls within the safe harbor provided in Rule 502 of Regulation D for an integration analysis. If the sale of shares is not integrated for purposes of the Securities Act of 1933, we do not believe that the registration of those shares should be integrated for purposes of determining if a distribution by the Company has occurred and whether the currently proposed resale of Common Stock by the selling stockholders is in fact on behalf of the Company.

The New Investors became contractually bound to purchase their securities, subject only to the Company’s satisfaction of, or an exemption from, the NASDAQ shareholder approval requirements, in January 2007.

Securities and Exchange Commission

April 2, 2007

Relationship to Issuer

LC Capital purchased the Note from Castlerigg, not from the Company. The Company sold the Note to Castlerigg, and had a relatively contentious relationship with Castlerigg. As noted above, Castlerigg unilaterally terminated restructuring negotiations in December 2006, and the Company and Castlerigg entered into a mutual release of claims in January 2007. Prior to the sale of the Note in May 2006, the Company had no prior relationship with Castlerigg. Prior to the sale of the Note from Castlerigg to LC Capital, the Company had no business relationship with LC Capital. Further, the Company has no prior business relationship with any of the New Investors. Other than Phoenix and Phaeton, which are part of the same fund complex, the New Investors also have no relationship among themselves. Each of Castlerigg, LC Capital and each of the New Investors made their own investment decisions.

Amount of Shares Involved

As noted above, the Company is registering 3,050,203 shares issued to LC Capital upon conversion of the Note. Though this is a large number of shares, please note that LC Capital did not structure the Note, it was buying a pre-existing instrument. The onerous conversion terms contained in the Note were not negotiated by LC Capital. In fact, LC Capital agreed to a mandatory conversion of the Note, thereby releasing the Company from the restrictive covenants that blocked its access to the capital markets and also providing for a fixed conversion price, allowing the New Investors comfort that they would not suffer further dilution at the hands of the Note holder.

Essentially, LC Capital bought a Note with onerous antidilution provisions and protective covenants and converted it into Common Stock of the Company in connection with a new capital raise by the Company which was necessary to avoid a bankruptcy filing. This conversion was effected at the same price as shares bought directly from the Company by other third parties in an arms’ length transaction. It would indeed be ironic if the shares issued to the party (Castlerigg) that negotiated the onerous terms were registered but the shares issued to LC Capital, which agreed to release the Company from these onerous terms, were not able to be registered.

The New Investors purchased an aggregate of 2,500,000 shares of the Company’s Common Stock. As of February 16, 2007, there were 14,200,616 shares of Common Stock outstanding (this includes 3,050,203 issued to LC Capital and 2,500,000 share issued to the New Investors). The shares the Company is trying to register on behalf of the New Investors on the Registration Statement constitute only 17.6% of the currently outstanding shares of the Company’s Common Stock. The New Investor group is composed of three independent groups:

•	Millennium, which purchased 1,500,000 shares;

•	Phoenix and Phaeton, which together purchased 750,000 shares; and

•	Prex, which purchased 250,000 shares.

Securities and Exchange Commission

April 2, 2007

Prior to the conversion of the Note, there were 8,061,058 shares in the public float, and another 589,355 shares held by officers, directors and greater than 5% shareholders. Based on the public float prior to conversion of the Note, Millennium, the single largest purchaser, only purchased 18.6% of the Company’s securities held by non-affiliates, and the New Investor group as a whole only purchased 31.0% of the Company’s securities held by non-affiliates.

The additional 392,571 shares in the registration statement are payment to the investment bankers that assisted the Company in attracting the New Investors and 317,394 shares issuable to Castlerigg upon exercise of warrants issued in the financing.

Are Sellers in the Business of Underwriting Securities?

Neither LC Capital nor any of the New Investors is engaged in the business of underwriting securities. Tejas Securities Group, Inc., who received 392,571 shares of Common Stock as partial payment of an investment banking fee in connection with the sale of shares to the New Investors, is a registered broker-dealer that is in the business of underwriting securities. However, Tejas has never acted as an underwriter for the Company and is not acting as a conduit for the Company with respect to this offering.

Is the Seller acting as a Conduit for the Issuer?

From the totality of the circumstances it is possible to determine that neither LC Capital nor the New Investors intend to act as conduits for the Company, and that this is simply a secondary offering being registered as required by the controlling documents of the private placements. The New Investors made representations to the Company at the time of purchase of the shares that they were not purchasing with an intent to distribute and, to our knowledge, none of the selling shareholders has entered into any agreements or understandings with any person to distribute such shares. It should also be noted that all of these investors were willing to purchase shares of the Company’s Common Stock at a time when the Company faced an imminent bankruptcy filing.

2. Please update your beneficial ownership table to reflect the restructuring and private placement of the convertible notes, warrants and common stock disclosed on pages 1 through 4 of your prospectus.

Securities and Exchange Commission

April 2, 2007

We will update the Security Ownership table in the Registration Statement to include the following information, which is as of the close of business on February 19, 2007 after closing of the transactions described in this letter.

Name and Address of Beneficial Owner	Class of Securities Owned	Number of Shares Beneficially Owned	Percent of Class
John R. Tuttle (1)(5) 13 Corporate Drive Halfmoon NY 12065	Common	420,743	4.9

Stephan J. DeLuca (5) 13 Corporate Drive Halfmoon NY 12065	Common	52,500	*

Steven Aragon (1)(5) 13 Corporate Drive Halfmoon NY 12065	Common	48,112	*

Thomas A. Polich (1)(2)(5) 13 Corporate Drive Halfmoon NY 12065	Common	32,306	*

Terence W. Schulyer (1)(5) 13 Corporate Drive Halfmoon NY 12065	Common	24,083	*

John J. McCaffrey Jr. (5) 13 Corporate Drive Halfmoon NY 12065	Common	32,500	*

Robert E. Weiss (5) 13 Corporate Drive Halfmoon NY 12065	Common	35,925	*

Robert G. Aldrich (3) 13 Corporate Drive Halfmoon NY 12065	Common	18,000	*

Steven C. Argabright (3) 13 Corporate Drive Halfmoon NY 12065	Common	10,500	*

Randolph A. Graves, Jr. (3) 13 Corporate Drive Halfmoon NY 12065	Common	12,000	*

Kelly A. Lovell (4) 13 Corporate Drive Halfmoon NY 12065	Common	15,300	*

Scott M. Schecter (3) 13 Corporate Drive Halfmoon NY 12065	Common	15,000	*

Securities and Exchange Commission

April 2, 2007

LC Capital Master Fund, Ltd. (6)	Common	3,050,203	21.3

Phoenix Partners, LP (7)	Common	750,000	5.2

Millennium Partners, L.P.	Common	1,510,789	10.4

All Directors and Executive Officers as a group (twelve persons)	Common	716,969	8.3

*	Less than one percent.

(1)	Includes vested stock options and those vesting within 60 days after February 1, 2007 in the amounts of 833 for Dr. Tuttle, 2,083 for Dr. Aragon, 521 for Mr. Polich and 416 for Mr. Schuyler.

(2)	Includes 7,200 warrants to purchase one share of common stock. Mr. Polich received these warrants as a consultant.

(3)	Shares beneficially owned are vested stock options received when they joined the Board of Directors and subsequent annual service grants.

(4)	Includes vested stock options of 15,000 Ms. Lovell received when she joined the Board of Directors and subsequent annual service grants.

(5)	Includes restricted stock grants of 6,250 for Dr. Aragon, 7,500 for Mr. Polich and 7,500 for Mr. Schuyler in 2005, and 13,250 for Dr. Aragon, 52,500 for Dr. DeLuca, 32,500 for Mr. McCaffrey, 13,500 for Mr. Polich, 13,250 for Mr. Schuyler, 6,250 for Dr. Tuttle and 29,125 for Mr. Weiss in 2006, in which the right to repurchase by us lapses one fourth per year annually subject to employment, as well as forfeited restricted stock grants of 1,563 for Dr. Aragon, 1,875 for Mr. Polich 1,875 for Mr. Schuyler, and 4,687 for Dr. Tuttle.

(6)	Includes 305,020 shares held by LC Capital/Capital ZSPV, LP, an affiliate of LC Capital Master Fund, Ltd.

(7)	Includes 397,500 shares held by Phoenix Partners, LP and 352,500 shares held by Phoenix International (BVI), Ltd.

*****

*****

If you require additional information, please telephone me at (617) 570-1121.

Sincerely,

/s/ Stephen T. Adams
Stephen T. Adams